UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                                  SCHEDULE 13G/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 7)*


                                  SKYMALL,INC.
                          -----------------------------
                                (Name of Issuer)


                          Common Stock, $.001 par value
                         ------------------------------
                         (Title of Class of Securities)


                                   830859 10 4
                                 --------------
                                 (CUSIP Number)

                                December 31, 2000
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ] Rule 13d-1(b)

     [ ] Rule 13d-1(c)

     [X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G
---------------------                                          -----------------
CUSIP NO. 830859 10 4                                          Page 2 of 9 Pages
---------------------                                          -----------------

1  NAMES OF REPORTING PERSONS
   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

   ROBERT M. WORSLEY
   -----------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                      (b) [ ]
   -----------------------------------------------------------------------------
3  SEC USE ONLY

   -----------------------------------------------------------------------------
4  CITIZENSHIP OR PLACE OF ORGANIZATION

   United States
   -----------------------------------------------------------------------------
                 5  SOLE VOTING POWER

                    496 shares
    NUMBER OF       ------------------------------------------------------------
     SHARES      6  SHARED VOTING POWER
   BENEFICIALLY
    OWNED BY        4,829,288 Shares
      EACH          ------------------------------------------------------------
    REPORTING    7  SOLE DISPOSITIVE POWER
     PERSON
      WITH          496 shares
                    ------------------------------------------------------------
                 8  SHARED DISPOSITIVE POWER

                    4,829,288 Shares
                    ------------------------------------------------------------
9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   4,829,784 shares
   ----------------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]


   -----------------------------------------------------------------------------
11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

   30.2% based upon 15,983,111 shares outstanding at 12/31/2000.
   -----------------------------------------------------------------------------
12 TYPE OF REPORTING PERSON*

   IN
   -----------------------------------------------------------------------------

                                  SCHEDULE 13G
---------------------                                          -----------------
CUSIP NO. 830859 10 4                                          Page 3 of 9 Pages
---------------------                                          -----------------

1  NAMES OF REPORTING PERSONS
   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

   CHRISTI M. WORSLEY
   -----------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                      (b) [ ]
   -----------------------------------------------------------------------------
3  SEC USE ONLY

   -----------------------------------------------------------------------------
4  CITIZENSHIP OR PLACE OF ORGANIZATION

   United States
   -----------------------------------------------------------------------------
                 5  SOLE VOTING POWER

                    496 shares
    NUMBER OF       ------------------------------------------------------------
     SHARES      6  SHARED VOTING POWER
   BENEFICIALLY
    OWNED BY        4,829,288 Shares
      EACH          ------------------------------------------------------------
    REPORTING    7  SOLE DISPOSITIVE POWER
     PERSON
      WITH          496 shares
                    ------------------------------------------------------------
                 8  SHARED DISPOSITIVE POWER

                    4,829,288 Shares
                    ------------------------------------------------------------
9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   4,829,784 shares
   ----------------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]


   -----------------------------------------------------------------------------
11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

   30.2% based upon 15,983,111 shares outstanding at 12/31/2000.
   -----------------------------------------------------------------------------
12 TYPE OF REPORTING PERSON*

   IN
   -----------------------------------------------------------------------------

                                  SCHEDULE 13G
---------------------                                          -----------------
CUSIP NO. 830859 10 4                                          Page 4 of 9 Pages
---------------------                                          -----------------

1  NAMES OF REPORTING PERSONS
   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

   THE ROBERT MERRILL WORSLEY AND CHRISTI MARIE WORSLEY
   FAMILY REVOCABLE TRUST DATED 7/28/98
   -----------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                      (b) [ ]
   -----------------------------------------------------------------------------
3  SEC USE ONLY

   -----------------------------------------------------------------------------
4  CITIZENSHIP OR PLACE OF ORGANIZATION

   United States
   -----------------------------------------------------------------------------
                 5  SOLE VOTING POWER

                    1,764,087 shares
    NUMBER OF       ------------------------------------------------------------
     SHARES      6  SHARED VOTING POWER
   BENEFICIALLY
    OWNED BY        0 Shares
      EACH          ------------------------------------------------------------
    REPORTING    7  SOLE DISPOSITIVE POWER
     PERSON
      WITH          1,764,087 shares
                    ------------------------------------------------------------
                 8  SHARED DISPOSITIVE POWER

                    0 Shares
                    ------------------------------------------------------------
9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   1,764,087 shares
   ----------------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]


   -----------------------------------------------------------------------------
11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

   11.0% based upon 15,983,111 shares outstanding at 12/31/2000.
   -----------------------------------------------------------------------------
12 TYPE OF REPORTING PERSON*

   OO
   -----------------------------------------------------------------------------

                                  SCHEDULE 13G
---------------------                                          -----------------
CUSIP NO. 830859 10 4                                          Page 5 of 9 Pages
---------------------                                          -----------------

ITEM 1(A.) NAME OF ISSUER:

           SkyMall, Inc.

ITEM 1(B). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

           1520 East Pima Street
           Phoenix, Arizona  85034

ITEM 2(A). NAME OF PERSON FILING:

           The persons filing this Schedule 13G/A are: *

           (1)  ROBERT M. WORSLEY
           (2)  CHRISTI M. WORSLEY
           (3) THE ROBERT MERRILL WORSLEY AND CHRISTI MARIE WORSLEY FAMILY REVOCABLE TRUST DTD 7/28/98 (the "Worsley Trust")

           --------
           * Attached to this Schedule 13G/A as Exhibit 1 is a Joint Filing Agreement between the persons specified above that this Schedule 13G/A is being filed on behalf of each of them.

ITEM 2(B). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

           The address of the principal business office of Mr. and Mrs. Worsley and the Worsley Trust is c/o SkyMall,Inc.,1520 East Pima Street, Phoenix, Arizona 85034.

ITEM 2(C). CITIZENSHIP:

           Mr. and Mrs. Worsley are citizens of the United States.
           The Worsley Trust was formed under the laws of the United States.

ITEM 2(D). TITLE OF CLASS OF SECURITIES:

           Common Stock, $.001 par value

ITEM 2(E). CUSIP NUMBER:

           830859 10 4

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

           (a) [ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

           (b) [ ] Bank as defined in Section 3(a)(6) of the Act
                   (15 U.S.C. 78c);

           (c) [ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

           (d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

           (e) [ ] An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);

                                  SCHEDULE 13G
---------------------                                          -----------------
CUSIP NO. 830859 10 4                                          Page 6 of 9 Pages
---------------------                                          -----------------

           (f) [ ] An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

           (g) [ ] A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

           (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

           (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

           (j) [ ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

ITEM 4. OWNERSHIP.

        (A) AMOUNT BENEFICIALLY OWNED:

            MR. AND MRS. WORSLEY:

            As of December 31, 2000, Mr. and Mrs. Worsley beneficially owned 4,830,280 shares of Common Stock of the Company consisting of:

            (i) 3,065,201 outstanding shares of Common Stock jointly owned by Mr. and Mrs. Worsley;

            (ii)  496 shares of Common Stock owned by Mr. Worsley,individually;

            (iii) 496   shares  of   Common   Stock   owned  by  Mrs.   Worsley,
                  individually;

            (iv)  1,692,658  shares of Common  Stock held by the Worsley  Trust;
                  and

            (v) 71,429 shares of Common Stock which are issuable to the Worsley Trust upon exercise of a Warrant acquired in the Company's November 1999 private placement. If the Warrant is exercised in full,71,429 shares of Common Stock will be issued to the Worsley Trust.

            THE WORSLEY TRUST:

            As of December 31, 2000, the Worsley Trust beneficially owned 1,764,087 shares of Common Stock of the Company consisting of:

            (i) 50,000 shares of Common Stock transferred to the Worsley Trust by Mr. and Mrs. Worsley on August 18, 1999;

            (ii)  6,828  shares  of  Common  Stock   purchased  in  open  market
                  transactions on August 18, 1999;

            (iii) 943,223  shares of Common  Stock  transferred  to the  Worsley
                  Trust by Mr. and Mrs. Worsley as of August 23, 1999;

                                  SCHEDULE 13G
---------------------                                          -----------------
CUSIP NO. 830859 10 4                                          Page 7 of 9 Pages
---------------------                                          -----------------

            (iv) 518,000 shares of Common Stock transferred to the Worsley Trust by Mr. and Mrs. Worsley as of September 7, 1999; and

            (v) 142,857 shares of Common Stock and 71,429 Warrants to purchase shares of Common Stock were acquired from the Company in the Company's November 1999 private placement.

            (vi) 31,750 shares of Common Stock were acquired from the Company in the Company's June 2000 private placement.

        (B) PERCENT OF CLASS:

            As of December 31, 2000,  Mr. and Mrs.  Worsley  beneficially  owned
            30.2%  of  the   Company's   Common  Stock  and  the  Worsley  Trust
            beneficially owned 11.0% of the Company's Common Stock.

        (C) NUMBER OF SHARES AS TO WHICH THE PERSON HAS:

            (1)   ROBERT M. WORSLEY:

                  (i)   Sole power to vote or to direct the vote: 496 shares

                  (ii) Shared power to vote or to direct the vote: 4,829,288 shares

                  (iii) Sole power to dispose or to direct the  disposition  of:
                        496 shares

                  (iv)  Shared power to dispose or to direct the disposition of:
                        4,829,288 shares

            (2)   CHRISTI M. WORSLEY:

                  (i)   Sole power to vote or to direct the vote: 496 shares

                  (ii) Shared power to vote or to direct the vote: 4,829,288 shares

                  (iii) Sole power to dispose or to direct the  disposition  of:
                        496 shares

                  (iv)  Shared power to dispose or to direct the disposition of:
                        4,829,288 shares

            (3)   THE WORSLEY TRUST:

                  (i)   Sole  power to vote or to  direct  the  vote:  1,764,087
                        shares

                  (ii)  Shared power to vote or to direct the vote: 0 shares

                  (iii) Sole power to dispose or to direct the  disposition  of:
                        1,764,087 shares

                  (iv)  Shared power to dispose or to direct the disposition of:
                        0 shares

                                  SCHEDULE 13G
---------------------                                          -----------------
CUSIP NO. 830859 10 4                                          Page 8 of 9 Pages
---------------------                                          -----------------


ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS


        Not applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

        Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

        Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

        Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

        Not applicable.

ITEM 10. CERTIFICATION

        Not applicable.

                                  SCHEDULE 13G
---------------------                                          -----------------
CUSIP NO. 830859 10 4                                          Page 9 of 9 Pages
---------------------                                          -----------------

                                   SIGNATURES


     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.




DATED: February 14, 2001                  /s/ Robert M. Worsley
                                          --------------------------------------
                                          ROBERT M. WORSLEY


DATED: February 14, 2001                  /s/ Christi M. Worsley
                                          --------------------------------------
                                          CHRISTI M. WORSLEY

                                          THE ROBERT MERRILL WORSLEY AND CHRISTI
                                          MARIE WORSLEY FAMILY REVOCABLE TRUST
                                          DATED 7/28/98


DATED: February 14, 2001                  By: /s/ Robert M. Worsley
                                              ----------------------------------
                                              ROBERT M. WORSLEY, TRUSTEE


DATED: February 14, 2001                  By: /s/ Christi M. Worsley
                                              ----------------------------------
                                              CHRISTI M. WORSLEY, TRUSTEE